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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)


                                UAL CORPORATION
                              (Name of the Issuer)

                        UAL CORPORATION CAPITAL TRUST I
                       (Name of Person Filing Statement)

                      DEPOSITARY SHARES, EACH REPRESENTING
                 1/1000 OF A SHARE OF SERIES B PREFERRED STOCK
                         (Title of Class of Securities)

                                  902549 70 8
                     (CUSIP Number of Class of Securities)

          Francesca M. Maher                                 Robert E. Curley
Vice President-Law and Corporate Secretary                Mayer, Brown & Platt
            UAL Corporation                             190 South LaSalle Street
        1200 East Algonquin Road                        Chicago, Illinois  60603
    Elk Grove Township, Illinois 60007                          (312) 701-7306
             (847) 700-4000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                             ____________ __, 1996

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

        Transaction Valuation*                             Amount of Filing Fee
        ----------------------                             --------------------
          $209,153,815.88                                       $41,830.76

* Calculated as of October 10, 1996, pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended.

(x) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $63,379.94
Form or Registration No.: S-4, File No. 333-14245 and 333-14245-01 Filing Parties: UAL Corporation and UAL Corporation Capital Trust I Date Filed: October 16, 1996





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         This Issuer Tender Offer Statement (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by UAL Corporation Capital Trust I in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (File No. 333-14245 and 333-14245-01) (the "Registration Statement") regarding an offer (the "Offer") to holders of Depositary Shares, each representing 1/1,000 of a share of Series B Preferred Stock (the "Depositary Shares") of UAL Corporation ("UAL"). A copy of the preliminary prospectus dated October 16, 1996 (the "Preliminary Prospectus") contained in the Registration Statement filed with the Commission on October 16, 1996 is incorporated herein by reference as
Exhibit 99.1. Pursuant to General Instruction B to Schedule 13E-4, certain information contained in the Preliminary Prospectus is hereby incorporated by reference in answer to items of this Statement.

         References to the Preliminary Prospectus are identified by the captions set forth in the Preliminary Prospectus. Where substantially identical information required by Schedule 13E-4 is included under more than one caption, reference is made to only one caption of the Preliminary Prospectus.


ITEM 1.          SECURITY AND ISSUER.

      (a) The name of the issuer is UAL Corporation, a Delaware corporation. The address of its principal executive office is 1200 East Algonquin Road, Elk Grove Township, Illinois 60007.

      (b) The exact title of the class of securities being sought is Depositary Shares, each representing 1/1,000 of a share of Series B Preferred Stock of UAL. Reference is made to "Prospectus Summary" and "The Offer--Terms of the Offer" and "--Conditions to the Offer" in the Preliminary Prospectus, which are incorporated herein by reference. No Depositary Shares will be acquired from officers, directors or affiliates of UAL other than pursuant to the terms of the Offer.

      (c) Reference is made to "Price Range of Depositary Shares" in the Preliminary Prospectus, which is incorporated herein by reference.

      (d) The name of the person filing this statement is UAL Corporation Capital Trust I (the "Trust"), a newly organized statutory business trust organized under the laws of the State of Delaware. The address of its principal office is c/o UAL Corporation, 1200 East Algonquin Road, Elk Grove Township, Illinois 60007. The Trust has been organized by UAL for the purpose of effecting the Offer. Reference is made to "Prospectus Summary" and "UAL Corporation Capital Trust I" in the Preliminary Prospectus, which are incorporated herein by reference.

ITEM 2.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) Reference is made to "The Offer--Terms of the Offer," "Description of the Preferred Securities," "Description of the Preferred Securities Guarantee," "Description of the Junior Subordinated Debentures" and "Relationship Between the Preferred Securities, the Junior Subordinated Debentures and the Preferred Securities Guarantee" in the Preliminary Prospectus, which are incorporated herein by reference.

      (b)        Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Reference is made to "The Offer--Purpose of the Offer" and "--Terms of the Offer" in the Preliminary Prospectus, which are incorporated herein by reference. Depositary Shares acquired pursuant to the Offer will





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be delivered to UAL.  See "Description of the Series B Preferred and Depositary
Shares" in the Preliminary Prospectus, which is incorporated herein by reference.

      (a) UAL may acquire various UAL securities from time to time in the future and expects to issue various UAL securities from time to time, in each case for general or special corporate purposes.

      (b)-(d)    None.

      (e) Reference is made to "Capitalization" in the Preliminary Prospectus, which is incorporated herein by reference.

      (f)-(j)          None.

ITEM 4.          INTEREST IN SECURITIES OF THE ISSUER.

     None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     None.

ITEM 6.          PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is made to "The Offer--Exchange Agent and Information
Agent," "--Dealer Managers; Soliciting Dealers" and "Fees and Expenses; Transfer Taxes" in the Preliminary Prospectus, which are incorporated herein by reference.

ITEM 7.          FINANCIAL INFORMATION.

      (a) Reference is made to "Capitalization," "Selected Consolidated Financial and Operating Data" and "Incorporation of Certain Documents by Reference" in the Preliminary Prospectus, which are incorporated herein by reference.

      (b) Reference is made to "Capitalization" in the Preliminary Prospectus, which is incorporated herein by reference.

ITEM 8.          ADDITIONAL INFORMATION.

      (a)        None.

      (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Exchange Offer other than compliance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 promulgated thereunder, the Trust Indenture Act of 1939, as amended, and with the requirements of state securities or "blue sky" laws.

      (c)        Inapplicable.





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      (d)        None.

      (e)        None.

ITEM 9.          MATERIAL TO BE FILED AS EXHIBITS.

      A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.





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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 1996

                                        UAL CORPORATION CAPITAL TRUST I

                                        By: UAL Corporation, as Sponsor


                                        By /s/ Douglas A. Hacker
                                           -------------------------------------
                                                Name:  Douglas A. Hacker
                                                Title: Senior Vice President and
                                                         Chief Financial Officer





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                               INDEX TO EXHIBITS


Exhibit
  No.                                                       Description
---------        --------------------------------------------------------------------------------------------
99.1             Preliminary Prospectus dated October 16, 1996 (incorporated by reference to the Registration
                 Statement on Form S-4)

99.2             Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration
                 Statement on Form S-4)

99.3             Form of Letter to Clients (incorporated by reference to Exhibit 99.4 to the Registration
                 Statement on Form S-4)

99.4             Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
                 (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4)

99.5             Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the
                 Registration Statement on Form S-4)

99.6             Form of UAL Letter to Holders of Depositary Shares representing 12 1/4% Preferred Stock,
                 Series B (incorporated by reference to Exhibit 99.7 to the Registration Statement on Form S-4)

99.7             Form of Notice of Offer to Exchange (incorporated by reference to Exhibit 99.9 to the
                 Registration Statement on Form S-4)

99.8             Questions and Answers Regarding Preferred Securities (incorporated by reference to Exhibit 99.8 to the
                 Registration Statement on Form S-4)

99.9             Form of Indenture between UAL and The First National Bank of Chicago, as Trustee
                 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4)

99.10            Form of Guarantee Agreement of UAL (incorporated by reference to Exhibit 4.7 to the
                 Registration Statement on Form S-4)

99.11            Tax Opinion of Mayer, Brown & Platt (incorporated by reference to Exhibit 8 to the
                 Registration Statement on Form S-4)





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